UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026
Commission File Number 001-39750

DOCEBO INC.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name)

12th Floor - 55 York Street
Toronto, ON Canada M5J 1R7
(800) 681-4601
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit
99.1	Press Release of Docebo Inc., dated February 27, 2026, titled “Docebo Reports Fourth Quarter and Fiscal Year 2025 Results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Docebo Inc.

Date:	February 27, 2026	By:		/s/ Brandon Farber
			Name:	Brandon Farber
			Title:	Chief Financial Officer